EVOLVING GOLD CORP.

(An Exploration Stage Company)

REPORT AND FINANCIAL STATEMENTS

March 31, 2006 and 2005

(Stated in Canadian Dollars)

A PARTNERSHIP OF INCORPORATED PROFESSIONALS	AMISANO HANSON
CHARTERED ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Directors,
Evolving Gold Corp.
(An Exploration Stage Company)

We have audited the balance sheets of Evolving Gold Corp. as at March 31, 2006 and 2005 and the statements of operations, cash flows and shareholders’ equity for the years ended March 31, 2006 and 2005 and for the period from June 19, 2003 (Date of Inception) to March 31, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at March 31, 2006 and 2005 and the results of its operations and its cash flows for the years ended March 31, 2006 and 2005 and for the period from June 19, 2003 (Date of Inception) to March 31, 2004, in accordance with generally accepted accounting principles in Canada.

Vancouver, Canada	“AMISANO HANSON”
July 18, 2006	Chartered Accountants

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA – U.S. REPORTING CONFLICT

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern. The accompanying financial statements have been prepared on the basis of accounting principles applicable to a going concern that assumes the realization of assets and discharge of liabilities in the normal course of business. As discussed in Note 1 to the accompanying financial statements and in respect of the accumulated losses from operations, substantial doubt about the Company’s ability to continuing as a going concern exists. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Our report to the shareholders dated July 18, 2006, is expressed in accordance with Canadian reporting standards, which do not permit a reference to such events and conditions in the auditor’s report when these are adequately disclosed in the financial statements.

Vancouver, Canada	“AMISANO HANSON”
July 18, 2006	Chartered Accountants

750 WEST PENDER STREET, SUITE 604	TELEPHONE:	604-689-0188
VANCOUVER CANADA	FACSIMILE:	604-689-9773
V6C 2T7	E-MAIL:	amishan@telus.net

EVOLVING GOLD CORP.
(An Exploration Stage Company)
BALANCE SHEETS
March 31, 2006 and 2005
(Stated in Canadian Dollars)

	2006	2005

ASSETS

Current
Cash	$222,953	$2,754
Other receivable	4,961	3,985

	227,914	6,739

Equipment, net of accumulated depreciation of $44	1,187	-
Mineral properties – Notes 3, 5 and 8, Schedule 1	737,297	216,140

	$966,398	$222,879

LIABILITIES

Current
Accounts payable and accrued liabilities – Note 5	$107,254	$140,450
Advance payable	-	10,000

	107,254	150,450

SHAREHOLDERS' EQUITY

Share capital – Notes 4, 5 and 8
Authorized:
Unlimited number of common shares without par value
Issued:
10,269,842 shares (2005: 7,350,100 shares)	1,713,844	498,600
Contributed surplus – Note 4	290,415	128,165
Deficit accumulated during the exploration stage	(1,145,115)	(554,336)

	859,144	72,429

	$966,398	$222,879

Nature and Continuance of Operations – Note 1
Commitments – Notes 3, 4 and 8
Subsequent Events – Notes 3, 4 and 8

APPROVED BY THE DIRECTORS:

“Warren McIntyre”	Director	“Paul Cowley”	Director
Warren McIntyre		Paul Cowley

SEE ACCOMPANYING NOTES

EVOLVING GOLD CORP.
(An Exploration Stage Company)
STATEMENTS OF OPERATIONS
for the years ended March 31, 2006 and 2005
and for the period from June 19, 2003 (Date of Inception) to March 31, 2004
(Stated in Canadian Dollars)

				June 19, 2003
				(Date of
	Year ended			Inception)
	March 31,			to March 31,
	2006	2005		2004

Expenses
Accounting	$47,852	$16,390		$5,603
Bank charges and interest	1,593	920		223
Consulting – Note 5	51,605	35,264		20,500
Depreciation	44	-		-
Legal	55,715	30,820		21,450
Management fees – Note 5	7,279	103,879		53,400
Office and miscellaneous	13,713	4,689		635
Promotion, advertising and travel – Note 5	109,473	31,389		6,537
Rent and administration fees – Note 5	15,007	16,800		41,445
Stock-based compensation – Note 4	224,925	128,165		-
Transfer agent and filing fees	19,535	33,909		2,340
Write-down of exploration expenditures	44,038	-		-

Loss for the period before other item	(590,779)	(402,225)		(152,133)

Other item:
Interest income	-	7		15

Net loss for the period	$(590,779)	$(402,218)		$(152,118)

Basic and diluted loss per share	$(0.07)	$(0.07)	$	N/A

Weighted average number of shares outstanding	8,505,316	5,601,196		1

SEE ACCOMPANYING NOTES

EVOLVING GOLD CORP.
(An Exploration Stage Company)
STATEMENTS OF CASH FLOWS
for the years ended March 31, 2006 and 2005
and for the period from June 19, 2003 (Date of Inception) to March 31, 2004
(Stated in Canadian Dollars)

			June 19, 2003
			(Date of
	Year ended		Inception)
	March 31,		to March 31,
	2006	2005	2004

Operating Activities
Net loss for the period	$(590,779)	$(402,218)	$(152,118)
Add items not affecting cash:
Stock-based compensation	224,925	128,165	-
Special warrants issued for legal fees	-	-	10,000
Depreciation	44	-	-
Write-down of mineral exploration expenditures	44,038	-	-
Changes in non-cash working capital items related to operations:
Other receivable	(976)	(6)	(3,979)
Prepaid expenses	-	25,550	(25,550)
Accounts payable and accrued liabilities	252,414	125,217	15,233

	(70,334)	(123,292)	(156,414)

Investing Activities
Purchase of equipment	(1,231)	-	-
Deferred exploration costs	(147,729)	(56,093)	-
Acquisition of resource properties	(173,466)	(37,047)	(17,000)

	(322,426)	(93,140)	(17,000)

Financing Activities
Issue of common shares for cash, net of share issue expense	622,959	96,000	100
Special warrants	-	-	286,500
Advance payable	(10,000)	10,000	-

	612,959	106,000	286,600

Increase (decrease) in cash during the period	220,199	(110,432)	113,186

Cash, beginning of the period	2,754	113,186	-

Cash, end of the period	$222,953	$2,754	$113,186

Supplemental disclosure of cash flow information:
Exchange of special warrants for common shares	$-	$306,500	$-
Shares issued for share issue expense	29,100	-	-
Shares issued for acquisition of mineral property	244,000	96,000	10,000
Shares issued for debt settlement	285,610	-	-
Warrants issued for finder’s fee	11,640	-	-

	$570,350	$402,500	$10,000

SEE ACCOMPANYING NOTES

EVOLVING GOLD CORP.
(An Exploration Stage Company)
STATEMENT OF SHAREHOLDERS’ EQUITY
for the period from June 19, 2003 (Date of Inception) to March 31, 2006
(Stated in Canadian Dollars)

						Deficit
						Accumulated
						During the
			Special		Contributed	Exploration
	Shares	Amount	Warrants	Amount	Surplus	Stage	Total

Issuance of shares - at $1	100	$100	-	$-	$-	$-	$100
Issuance of “A” warrants - at $0.01	-	-	1,400,000	14,000	-	-	14,000
Issuance of “B” warrants - at $0.05	-	-	3,250,000	162,500	-	-	162,500
Issuance of “F” warrants - at $0.10	-	-	1,100,000	110,000	-	-	110,000
Issuance of “L” warrants - at $0.05	-	-	200,000	10,000	-	-	10,000
Issuance of “P” warrants for mineral property
acquisition - $0.05	-	-	200,000	10,000	-	-	10,000
Net loss for the period ended March 31, 2004	-	-	-	-	-	(152,118)	(152,118)

Balance, March 31, 2004	100	100	6,150,000	306,500	-	(152,118)	154,482
Issue of shares
Pursuant to conversion of special warrants
Series “A” warrants	1,400,000	14,000	(1,400,000)	(14,000)	-	-	-
Series “B” warrants	3,250,000	162,500	(3,250,000)	(162,500)	-	-	-
Series “F” warrants	1,100,000	110,000	(1,100,000)	(110,000)	-	-	-
Series “L” warrants	200,000	10,000	(200,000)	(10,000)	-	-	-
Series “P” warrants	200,000	10,000	(200,000)	(10,000)	-	-	-
Pursuant to resource property acquisition
- at $0.16	600,000	96,000	-	-	-	-	96,000
Pursuant to private placement - at $0.16	600,000	96,000	-	-	-	-	96,000
Stock-based compensation charge	-	-	-	-	128,165	-	128,165
Net loss for the year ended March 31, 2005	-	-	-	-	-	(402,218)	(402,218)

…/cont’d

SEE ACCOMPANYING NOTES

EVOLVING GOLD CORP.	Continued
(An Exploration Stage Company)
STATEMENT OF SHAREHOLDERS’ EQUITY
for the period from June 19, 2003 (Date of Inception) to March 31, 2006
(Stated in Canadian Dollars)

						Deficit
						Accumulated
						During the
			Special		Contributed	Exploration
	Shares	Amount	Warrants	Amount	Surplus	Stage	Total

Balance, March 31, 2005	7,350,100	498,600	-	-	128,165	(554,336)	72,429
Issuance of shares
Pursuant to resource property acquisition
- at $0.61	400,000	244,000	-	-	-	-	244,000
Pursuant to debt settlement - at $0.66	432,742	285,610	-	-	-	-	285,610
Pursuant to private placement - at $0.50	290,000	145,000	-	-	-	-	145,000
Pursuant to private placement - at $0.30	1,270,000	381,000	-	-	-	-	381,000
Pursuant to conversion of options	300,000	79,500	-	-	-	-	79,500
Pursuant to conversion of warrants	130,000	32,500	-	-	-	-	32,500
Stock-based compensation charge	-	-	-	-	224,925	-	224,925
Transfer from contributed surplus on conversion
of stock options	-	74,315	-	-	(74,315)	-	-
Share issue expense – Cash	-	(15,041)	-	-	-	-	(15,041)
Finders fees	97,000	-	-	-	-	-	-
Finders warrants	-	(11,640)	-	-	11,640	-	-
Net loss for the year ended March 31, 2006	-	-	-	-	-	(590,779)	(590,779)

Balance, March 31, 2006	10,269,842	$1,713,844	-	$-	$290,415	$(1,145,115)	$859,144

SEE ACCOMPANYING NOTES

EVOLVING GOLD CORP.	Schedule 1
(An Exploration Stage Company)
SCHEDULE OF MINERAL PROPERTIES
for the years ended March 31, 2006 and 2005
(Stated in Canadian Dollars)

	Canada		United States
	Murray	Voisey Bay	Black Hills	Winnemuca
	Property	Property	Property	Property	Total

Balance, March 31, 2004	$27,000	$-	$-	$-	$27,000

Acquisition costs
Cash	-	-	-	37,046	37,046
Special warrants	-	-	-	96,000	96,000

	-	-	-	133,046	133,046
Deferred exploration costs
Drafting	-	-	-	314	314
Field expenses and other	-	-	-	5,300	5,300
Geological consulting	2,411	-	-	12,691	15,102
Staking and recording costs	5,206	-	-	30,172	35,378

	7,617	-	-	48,477	56,094

Balance, March 31, 2005	34,617	-	-	181,523	216,140

Acquisition costs
Cash	-	35,000	-	61,525	96,525
Advance royalty payments	-	-	-	11,608	11,608
Shares	-	-	-	244,000	244,000
Legal		1,647		37,949	39,596

	-	36,647	-	355,082	391,729
Deferred exploration costs
Drafting	-	-	-	-	-
Field expenses and other	3,381	-	-	-	3,381
Geological consulting – Note 5	-	14,731	6,040	60,011	80,782
Staking and recording costs – Note 5	-	7,440	-	81,863	89,303

	3,381	22,171	6,040	141,874	173,466

Write-down of properties	(37,998)	-	(6,040)	-	(44,038)

Balance, March 31, 2006	$-	$58,818	$-	$678,479	$737,297

SEE ACCOMPANYING NOTES

EVOLVING GOLD CORP.
(An Exploration Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
March 31, 2006 and 2005
(Stated in Canadian Dollars)

Note 1	Nature and Continuance of Operations

Evolving Gold Corp. (the “Company”) was incorporated as 6109527 Canada Ltd. on June 19, 2003, under the Canada Business Corporation Act and is in the business of acquiring, exploring and evaluating mineral properties. On September 30, 2003, the Company changed its name to Evolving Gold Corp. At March 31, 2006, the Company was in the exploration stage and had interests in mineral properties located in the Northwest Territories and Nevada, United States of America.

The recoverability of amounts shown for mineral properties is dependent upon the discovery of economically recoverable reserves, confirmation of the Company’s interest in the underlying mineral claims, the ability of the Company to obtain financing to complete their development, and future profitable production or disposition thereof.

These financial statements have been prepared in accordance with generally accepted accounting principles applicable to a going concern, which assumes that the Company will be able to meet its obligations and continue its operations for its next fiscal year. Realization values may be substantially different from carrying values as shown and these financial statements do not give effect to adjustments that would be necessary to the carrying values and classification of assets and liabilities should the Company be unable to continue as a going concern. At March 31, 2006, the Company does not have sufficient cash to fund its operations for the next fiscal year, has not yet achieved profitable operations, has accumulated losses of $1,145,115 since its inception and expects to incur further losses in the development of its business, all of which casts substantial doubt about the Company’s ability to continue as a going concern. The Company’s ability to continue as a going concern is dependent upon its ability to generate future profitable operations and/or to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due. The Company anticipates that additional funding will be in the form of equity financing from the sale of common shares. The Company may also seek to obtain short-term loans from the directors of the company. There are no current arrangements in place for equity funding or short-term loans.

Note 2	Summary of Significant Accounting Policies

The financial statements of the Company have been prepared in accordance with generally accepted accounting principles in Canada. Differences with respect to accounting principles generally accepted in the United States of American are described in Note 10. Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements for a period necessarily involves the use of estimates, which have been made using careful judgement. Actual results may vary from these estimates.

The financial statements, have in management’s opinion, been properly prepared within the framework of the significant accounting policies summarized below:

Evolving Gold Corp.
(An Exploration Stage Company)
Notes to the Financial Statements
March 31, 2006 and 2005 – Page 2
(Stated in Canadian Dollars)

Note 2	Summary of Significant Accounting Policies – (cont’d)

a)	Mineral Properties

The Company defers the cost of acquiring, maintaining its interest, exploring and developing mineral properties until such time as the properties are placed into production, abandoned, sold or considered to be impaired in value. Costs of producing properties will be amortized on a unit of production basis and costs of abandoned properties are written-off. Proceeds received from the sale of interests in mineral properties are credited to the carrying value of the mineral properties, with any excess included in operations. Write-downs due to impairment in value are charged to operations.

The Company is in the process of exploring and developing its mineral properties and has not yet determined the amount of reserves available. Management reviews the carrying value of mineral properties on a periodic basis and will recognize impairment in value based upon current exploration results, the prospect of further work being carried out by the Company, the assessment of future probability of profitable revenues from the property or from the sale of the property. Amounts shown for properties represent costs incurred net of write-downs and recoveries, and are not intended to represent present or future values.

Environmental expenditures that relate to current operations are expensed or capitalized as appropriate. Expenditures that relate to an existing condition caused by past operations and which do not contribute to current or future revenue generation are expensed. Liabilities are recorded when environmental assessments and/or remedial efforts are probable, and the costs can be reasonably estimated. Generally, the timing of these accruals coincides with the earlier of completion of a feasibility study or the Company’s commitment to a plan of action based on the then known facts.

b)	Income Taxes

The Company follows the asset and liability method of accounting for income taxes. Under this method, current income taxes are recognized for the estimated income taxes payable for the current period. Future income tax assets and liabilities are recognized for temporary differences between the tax and accounting basis of assets and liabilities as well as for the benefit of losses available to be carried forward to future years for tax purposes only if it is more likely than not that they can be realized.

c)	Stock Based Compensation

The Company has a stock-based compensation plan as disclosed in Note 4, whereby stock options are granted in accordance with the policies of regulatory authorities. The fair value of all share purchase options are expensed over their vesting period with a corresponding increase to contributed surplus. Upon exercise of share purchase options, the consideration paid by the option holder, together with the amount previously recognized in contributed surplus, is recorded as an increase to share capital.

Evolving Gold Corp.
(An Exploration Stage Company)
Notes to the Financial Statements
March 31, 2006 and 2005 – Page 3
(Stated in Canadian Dollars)

Note 2	Summary of Significant Accounting Policies – (cont’d)

c)	Stock Based Compensation – (cont’d)

The Company uses the Black-Scholes option valuation model to calculate the fair value of share purchase options at the date of grant. Option pricing models require the input of highly subjective assumptions, including the expected price volatility. Changes in these assumptions can materially affect the fair value estimate and, therefore, the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s share purchase options.

d)	Basic and Diluted Loss Per Share

Basic loss per share is computed by dividing the loss for the year by the weighted average number of common shares outstanding during the year. Diluted loss per share reflects the potential dilution that could occur if potentially dilutive securities were exercised or converted to common stock. The dilutive effect of options and warrants and their equivalent is computed by application of the treasury stock method and the effect of convertible securities by the “if converted” method. Fully dilutive amounts are not presented when the effect of the computations are anti-dilutive due to the losses incurred. Accordingly, there is no difference in the amounts presented for basic and diluted loss per share.

e)	Exploration Stage Company

The Company is an exploration stage company as defined in Statement of Financial Accounting Standards No. 7 “Accounting and Reporting by Development Stage Enterprises.” The Company is devoting its present efforts to exploring and developing its mineral properties. All losses accumulated since inception has been considered as part of the Company’s exploration stage activities.

f)	Financial Instruments

The carrying value of the Company’s financial instruments, consisting of cash and accounts payable and accrued liabilities approximate their fair value due to the short- term maturity of such instruments. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.

g)	Equipment and Depreciation

Equipment is carried at cost and consist of a computer. Depreciation is calculated on the straight-line method over the estimated useful life of the asset, being three years.

Evolving Gold Corp.
(An Exploration Stage Company)
Notes to the Financial Statements
March 31, 2006 and 2005 – Page 4
(Stated in Canadian Dollars)

Note 3	Mineral Properties

a)	Murray Property

Pursuant to a property option agreement dated July 22, 2003 and amended September 16, 2004, between the Company and International Zimtu Technologies Inc., a public company, the Company has the option to earn a 70% undivided interest in certain mineral claims (the “Property”), located 78 kilometres northeast of Yellowknife, Northwest Territories.

During the year ended March 31, 2006, the Company abandoned this option and wrote-off $37,998 in resource property costs.

b)	Voisey Bay Property

Pursuant to an option agreement dated May 4, 2005 between the Company and Geocore Exploration Inc. the Company was granted the right to acquire a 60% interest in a licence to a mine and explore 192 claims located in Labrador, Canada in exchange for $35,000 (paid) and the obligation to incur exploration expenditures of $200,000 by October 31, 2006 ($22,171 incurred at March 31, 2006) and an additional $300,000 by October 31, 2007. The Company also has the option to purchase an additional 20% interest in this property in exchange for a further exploration expenditure commitment of $500,000 by October 31, 2008 and delivering notice of intent to exercise the additional 20% option. The property is subject to a 1.50% net smelter return. The Company may purchase up to 50% of the royalty by paying $250,000 for each 0.25% of the royalty.

c)	Winnemuca Property

Pursuant to an option agreement dated December 3, 2004 and amended January 7, 2005, February 25, 2005, April 21, 2005, January 26, 2006, April 27, 2006, June 16, 2006 and July 7, 2006, with Golden Sands Exploration Inc. (“Golden”) and its subsidiary company AHL Holdings Ltd. (“AHL”), the company was granted the right to acquire a 100% interest in unpatented mining claims (referred to as Golden Arc claims), located in Humbolt County, Nevada (the “Winnemuca Property”). In addition the Company has staked additional unpatented mining claims.

In order to vest its interest in the Winnemuca Property the Company must make aggregate cash payments to Golden of US$70,000, issue 1,800,000 shares to Golden (or its nominee), incur exploration expenditures of US$4,000,000 and make advance royalty payments as follows:

	i)	Cash Payments

- US $80,000 (paid) (including US $10,000 for extension agreement);

Evolving Gold Corp.
(An Exploration Stage Company)
Notes to the Financial Statements
March 31, 2006 and 2005 – Page 5
(Stated in Canadian Dollars)

Note 3	Mineral Properties – (cont’d)

c)	Winnemuca Property – (cont’d)

	ii)	Share Issuances

		-	900,000 shares; (issued)
		-	400,000 shares on May 16, 2006, (issued);
		-	500,000 shares on or before December 31, 2007;

	iii)	Various legal costs
		-	Pay various legal costs at the close of a private placement of shares and full warrants at a price of $0.30 per share.

	iv)	Exploration Expenditures

		-	US $500,000 on or before December 31, 2006 including US $200,000 on the Golden Arc claims;
		-	an additional US $1,500,000 on or before December 31, 2007;
		-	and a further US $2,000,000 on or before December 31, 2008.

	iv)	Advance Royalty Payments

		-	US$10,000 on or before March 16, 2006 (paid);
		-	an additional US$10,000 on or before December 3, 2006
		-	an additional US$20,000 on or before December 3, 2007
-

and a further US$20,000 on or before each successive December 3rd until production commences from the claims and continues uninterrupted for a period of twelve consecutive months, at which time all further obligations to pay advance royalties will terminate, except for those advance royalties previously unpaid by the Company.

All advance royalty payments will be deducted from the net smelter return royalty payments otherwise needed to be made.

The Company must pay for a pre-feasibility study and have it delivered to Golden by June 30, 2009. The Company must also prepare a technical report and an exploration expense report and deliver this to Golden with all relevant data, information and reports by July 31, 2006.

In addition, a finder’s fee of 100,000 shares was paid by the Company in December 2004 in connection with this transaction.

Evolving Gold Corp.
(An Exploration Stage Company)
Notes to the Financial Statements
March 31, 2006 and 2005 – Page 6
(Stated in Canadian Dollars)

Note 3	Mineral Properties – (cont’d)

c)	Winnemuca Property – (cont’d)

The Winnemuca Property is subject to a 2% net smelter return (“NSR”). With respect to the original Golden Arc unpatented mineral claims, the Company may purchase the NSR for US $1,000,000 per 1% or an aggregate of US $2,000,000. No agreement exists for such purchase of the NSR on the remaining mineral claims.

Pursuant to a Letter Agreement between Evolving and Meridian Gold Inc. (subsequently assigned to Meridan Minerals Corp. (“Meridian”)) dated September 22, 2005, Evolving agreed to grant Meridian an earn-in to acquire, directly or indirectly, an undivided 70% interest in Evolving’s option to purchase 100% of the right, title and interest in the Winnemucca Claims. In May 2006 the earn-in agreement was prepared and is not as yet signed by Meridian.

To complete the earn-in Meridian must make the following:

	-	Cash payments of US$80,000 on closing, and an additional US$80,000, US$100,000 and US$240,000 on or before December 31, 2006, December 31, 2007 and December 31, 2008 respectively.

	-	Fund exploration expenditures aggregating US$ 500,000 on or before December 31, 2006.

	-	Fund exploration expenditures of US$ 1,500,000 on or before December 31, 2007.

	-	Fund exploration expenditures of an additional US$ 2,000,000 on or before December 31, 2008.

Upon Meridian satisfying its obligations and the successful completion of the earn-in, Meridian and Evolving will form a joint venture for purposes of carrying out the project.

d)	Black Hills Property

The Company incurred data acquisition and geological costs on this property located in the United States. During the year ended March 31, 2006, the Company wrote-off resource property costs totalling $6,040 (2005: $Nil) as the Company is not planning any further work on this property.

Evolving Gold Corp.
(An Exploration Stage Company)
Notes to the Financial Statements
March 31, 2006 and 2005 – Page 7
(Stated in Canadian Dollars)

Note 4	Share Capital – Note 8

Escrow Shares

As at March 31, 2006, 598,215 shares were held in escrow. The schedule of release for the escrow shares is as follows:

199,405	shares on March 31, 2006, (subsequently released)
199,405	shares on September 30, 2006
199,405	shares on March 31, 2007

598,215

Commitments:

Warrants

In May 2005 the Company completed a “shares for debt” issue of 432,742 units at a price of $0.66 per unit for proceeds of $285,610. Each unit consists of one common share and one share purchase warrant. Each warrant entitles the holder thereof the right to purchase one additional common share of the Company at a price of $0.82 per share to May 25, 2007.

In July 2005, 40,000 warrants were exercised at $0.25 per share for proceeds of $10,000.

In September 2005, the Company completed a non-brokered private placement of 290,000 units at $0.50 per unit resulting in proceeds of $145,000. Each unit was comprised of one common share and one share purchase warrant. Each warrant will entitle the holder to purchase one common share of the Company at a price of $0.55 per share until September 14, 2007.

In January 2006, the Company completed a private placement of 1,270,000 units at $0.30 per unit resulting in proceeds of $381,000. Each unit was comprised of one common share and one share purchase warrant. Each warrant will entitle the holder to purchase one common share of the Company at a price of $0.40 per share until January 18, 2008.

The Company applied the residual approach and allocated the total proceeds of $526,000 to the common shares and $nil to the attached warrants to the private placements. Finders fees for the January, 2006 private placement were paid in cash of $ 4,500 and by the issue of 97,000 units. In addition, an additional 97,000 warrants were issued which entitles the agent to purchase 97,000 shares at $0.40 per share for a period of two years. The fair value of these warrants is $11,640 as determined using the same option pricing model and assumptions used for share purchase options. This amount has been charged to share issue costs and credited to contributed surplus.

Evolving Gold Corp.
(An Exploration Stage Company)
Notes to the Financial Statements
March 31, 2006 and 2005 – Page 8
(Stated in Canadian Dollars)

Note 4	Share Capital – Note 8 – (cont’d)

Commitments: – (cont’d)

Warrants – (cont’d)

In February 2006, 90,000 warrants were exercised at $0.25 per share for proceeds of $22,500.

At March 31, 2006, there were 2,656,742 share purchase warrants outstanding entitling the holders thereof the right to purchase one common share for each warrant held:

Number of Shares	Exercise Price	Expiry Date

470,000	$0.25	January 10, 2007
432,742	$0.82	May 25, 2007
290,000	$0.55	September 14, 2007
1,464,000	$0.40	January 18, 2008

2,656,742

Stock Option Plan and Stock-based Compensation

A summary of the status of the stock option plan as of March 31, 2006 and 2005 and changes during the years then ended is presented below:

	2006		2005
		Weighted		Weighted
		Average		Average
	Number of	Exercise	Number of	Exercise
	Options	Price	Options	Price

Outstanding, beginning of period	550,000	$0.26	-	$-
Granted	485,000	0.61	550,000	0.26
Cancelled	(150,000)	0.65	-	-
Exercised	(300,000)	0.26	-	-

Outstanding and exercisable, end
of year	585,000	$0.44	550,000	$0.26

Evolving Gold Corp.
(An Exploration Stage Company)
Notes to the Financial Statements
March 31, 2006 and 2005 – Page 9
(Stated in Canadian Dollars)

Note 4	Share Capital – Note 8 – (cont’d)

Details of stock options outstanding as at March 31, 2006 are as follows:

Number of Shares	Exercise Price	Expiry Date

250,000	$0.25	September 15, 2009
185,000	$0.82	May 16, 2009
150,000	$0.30	January 20, 2011

585,000

The Company established a share purchase option plan (the “Plan”) in September 2004. The Board of Directors administers the Plan, pursuant to which the Board of Directors may grant from time to time incentive stock options up to an aggregate maximum of 10% of the issued and outstanding shares of the Company to directors, officers, employees, consultants or advisors. All options granted under the Plan shall expire not later than the fifth anniversary of the date the options were granted.

The exercise price of an option is determined by the Board of Directors, but shall not be less than the market price of the common shares of the Company on the CNQ on the last business day before the date on which the options are granted, less any discount permitted by the rules of the exchange. Vesting and terms are at the discretion of the Board of Directors.

During the year ended March 31, 2006, the Company granted options to directors and two consultants for 185,000, 150,000 and 150,000 shares pursuant to the Plan exercisable at $0.82, $0.65 and $0.30 per share respectively.

During the year ended March 31, 2006, the Company recorded stock-based compensation expense of $224,925 (2005: $128,265) and transferred $74,315 of stock-based compensation that had previously been recorded as contributed surplus, to share capital which related to exercised options.

The weighted fair value of the share purchase options granted during the year ended March 31, 2006 of $0.46 per option (2005: $0.23) is estimated using an option pricing model with the following assumptions:

	2006	2005

Average risk-free interest rate	3.4% to 3.8%	3.6% to 4.0%
Expected life	4.0 to 5.0 years	5.0 years
Expected volatility	111% to 125%	138% to 155%
Expected dividends	Nil	Nil

Evolving Gold Corp.
(An Exploration Stage Company)
Notes to the Financial Statements
March 31, 2006 and 2005 – Page 10
(Stated in Canadian Dollars)

Note 5	Related Party Transactions

During the periods ended March 31, the Company incurred charges to a significant shareholder and directors of the Company as follows:

			June 19, 2003
			(Date of
	Year ended		Inception) to
	March 31,		March 31,
	2006	2005	2004

Consulting	$40,396	$-	$10,500
Management fees	7,279	70,000	52,400
Promotion and advertising	2,442	450	2,500
Rent and administration fees	9,000	4,050	41,445
Deferred exploration costs
- geological consulting	25,000	-	-
- staking cost and recording	82,505	-	-

	$166,622	$74,500	$106,845

Accounts payable and accrued liabilities includes $64,257 (2005: $52,500) due to a significant shareholder and a director of the Company.

During the year ended March 31, 2006, the Company issued 392,727 common shares to directors of the Company pursuant to exercise of warrants and options and debt settlement at various prices for total proceeds of $148,500.

During the year ended March 31, 2005, the Company issued 150,000 units at a price of $0.16 per unit for total proceeds of $24,000 to directors of the Company.

Note 6	Corporation Income Taxes

The Company has accumulated a total of $96,816 in Canadian development and exploration resource expenditures and $520,519 in foreign exploration and development expenses. These amounts are available to carry forward and offset future taxable income at various rates per year.

The Company has accumulated non-capital losses totalling $800,809 that can be used to offset taxable income of future years. The non-capital losses expire as follows:

2011	$152,118
2015	274,053
2016	374,638

$800,809

Evolving Gold Corp.
(An Exploration Stage Company)
Notes to the Financial Statements
March 31, 2006 and 2005 – Page 11
(Stated in Canadian Dollars)

Note 6	Corporation Income Taxes – (cont’d)

The significant components of the Company’s future income tax assets are as follows:

	2006	2005

Non-capital losses carried forward	$276,199	$151,802
Temporary differences	12,194	-
Resource property	15,189	-
Less: valuation allowance	(303,582)	(151,802)

	$-	$-

The Company has recorded a valuation allowance against its future income tax assets based on the extent to which it is more likely than not that sufficient taxable income will be realized in the future to utilize all the future tax assets.

Note 7	Segmented Information

The Company operates in one reportable operating segment, being the exploration and evaluation of mineral properties for development. Geographical information is as follows:

					June 19, 2003
					(Date of Inception)
	Year ending March 31,				to March 31,
	2006		2005		2004
	Canada	United States	Canada	United States	Canada	United States

Net loss	$(584,379)	$(6,040)	$(402,218)	$-	$(152,118)	$-

Total Assets	$287,919	$678,479	$41,356	$181,523

Note 8	Subsequent Events – Note 4

Subsequent to March 31, 2006:

a)	On April 4, 2006, the Company granted 580,000 share purchase options to directors and consultants exercisable at $0.36 per share until April 7, 2011.

b)

On April 17, 2006 the Company entered into a quitclaim deed and royalty agreement with Newmont North America Exploration Limited whereby the Company was granted all rights, title, estate and interest in unpatented mineral claims located in Lordsburg, New Mexico, United States of America in exchange for payment of US$ 10,000 (paid) and an additional US$ 10,000 payable in one year. The agreement is subject to a royalty of 2% of net smelter returns.

Evolving Gold Corp.
(An Exploration Stage Company)
Notes to the Financial Statements
March 31, 2006 and 2005 – Page 12
(Stated in Canadian Dollars)

Note 9	Comparative Figures

Certain March 31, 2005 comparative figures have been restated to conform with the presentation adopted in the current year.

Note 10	Differences Between Canadian and United States Generally Accepted Accounting Principles

The financial statements have been prepared in accordance with accounting principles generally accepted in Canada that differ in certain respects with those principles and practices that the Company would have followed had its financial statements been prepared in accordance with accounting principles and practices generally accepted in the United States of America.

The Company’s accounting principles generally accepted in Canada differ from accounting principles generally accepted in the United States of America as follows:

Mineral Properties and Deferred Exploration Costs

Under accounting principles generally accepted in Canada (“Canadian GAAP”) mineral property acquisition and exploration costs may be deferred and amortized to the extent they meet certain criteria. Under accounting principles generally accepted in the United States of America (“US GAAP”) mineral property acquisition costs are considered tangible assets and must be capitalized unless the mineral properties do not have proven reserves. Management reviews capitalized costs for impairment annually and has determined that there is an impairment. Therefore an additional mineral property expense is required under US GAAP.

The impact on the financial statements is as follows:

			June 19, 2003
			(Date of
	Year ended		Inception)
	March 31,		to March 31,
Statement of Loss	2006	2005	2004

Net loss for the period per Canadian GAAP	$(590,779)	$(402,218)	$(152,118)
Mineral property exploration and acquisition costs	(521,157)	(189,140)	(27,000)

Net loss for the period per US GAAP	$(1,111,936)	$(591,358)	$(179,118)

Basic and diluted loss per share per US GAAP	$(0.13)	$(0.11)

Evolving Gold Corp.
(An Exploration Stage Company)
Notes to the Financial Statements
March 31, 2006 and 2005 – Page 13
(Stated in Canadian Dollars)

Note 10	Differences Between Canadian and United States Generally Accepted Accounting Principles – (cont’d)

			June 19, 2003
			(Date of
	Year ended		Inception)
	March 31,		to March 31,
Statement of Cash Flows	2006	2005	2004

Cash flows used in operating activities per Canadian
GAAP	$(70,334)	$(123,292)	$(156,414)
Mineral properties acquired and exploration costs
incurred	(321,195)	(93,140)	(17,000)

Cash flows used in operating activities per US
GAAP	(391,529)	(216,432)	(173,414)

Cash flows used in investing activities per Canadian
GAAP	(322,426)	(93,140)	(17,000)
Mineral properties acquired and exploration costs
incurred	321,195	93,140	17,000

Cash flows provided by investing activities per US
GAAP	(1,231)	-	-

Cash flows provided by financing activities per
Canadian and US GAAP	612,959	106,000	286,600

Increase (decrease) in cash per Canadian and US
GAAP	$220,199	$(110,432)	$113,186

Balance Sheet	2006	2005

Total assets per Canadian GAAP	$966,398	$222,879
Mineral property exploration and acquisition costs	(737,297)	(216,140)

Total assets per US GAAP	229,101	6,739
Total liabilities per Canadian and US GAAP	(107,254)	(150,450)

	$121,847	$(143,711)
Shareholders’ Equity
Deficit, per Canadian GAAP	$(1,145,115)	$(554,336)
Mineral property exploration and acquisition costs	(737,297)	(216,140)

Deficit, per US GAAP	(1,882,412)	(770,476)
Share capital per Canadian and US GAAP	1,713,844	498,600
Contributed surplus per Canadian and US GAAP	290,415	128,165

	$121,847	$(143,711)